UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Nippon Seishi Group Honsha

(Name of Subject Company)

Nippon Paper Group, Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Paper Group, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Shuhei Marukawa Director Nippon Paper Group, Inc. 1-2-2 Hitotsubashi, Chiyoda-ku, Tokyo, Japan 100-0003 +81-3-6665-1289

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I- INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

(a) The following documents are attached as exhibits to this form:

Exhibit number	Description
1.	English translation of press release announcing the restructuring transactions entitled “Notification of Entry into a Merger Agreement with Consolidated Subsidiary Nippon Paper Industries Co., Ltd., and a Merger Agreement among Nippon Paper Industries Co., Ltd., and Consolidated Subsidiaries Nippon Daishowa Paperboard Co., Ltd., Nippon Paper-Pak Co., Ltd. and Nippon Paper Chemicals Co., Ltd.” dated April 25, 2012.*

2.	English translation of the Notice of the 12th Ordinary General Meeting of Shareholders and related documents dated June 6, 2012.

*	Previously furnished as Exhibit 1 to Form CB filed with the Securities and Exchange Commission on April 25, 2012.

(b) Not applicable.

ITEM 2. INFORMATIONAL LEGENDS

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the documents attached as Exhibit 1 and Exhibit 2 to this form.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1) Nippon Paper Group, Inc. filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of the Form CB filed on April 25.2012.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Shuhei Marukawa
(Signature)

Shuhei Marukawa Director
Nippon Paper Group, Inc.
(Name and Title)

June 6, 2012
(Date)

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